
April 8, 2022

John Fei Zeng
Chief Financial Officer
UP Fintech Holding Ltd
18/F, Grandyvic Building, No. 1 Building
No. 16 Taiyanggong Middle Road, Chaoyang District
Beijing, 100020 PRC

> **Re: UP Fintech Holding Ltd**
> **Form 20-F filed April 28, 2021**
> **For the Fiscal Year Ended December 31, 2020**
> **Response dated February 2, 2022**
> **File No. 001-38833**

Dear Mr. Zeng:

We have reviewed your February 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Part I, page 5

1.   We note your response and proposed revision to comment one. Please ensure your future filing includes the following statements at the on-set of Part 1:
   - You are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity based in China and that this structure involves unique risks to investors.
   - Your VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company.

- Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless.
- VIE agreements have not been tested in a court of law (if true).

2. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your operations and investors holdings in your ADSs. Please disclose how the Accelerating Holding Foreign Companies Accountable Act, if enacted, will affect your operations and investors. In addition, please include a cross-reference to where this is discussed at the onset of Item 3.

3. In future filings please address the following:
    - Please disclose whether you have difficulty in transferring cash to/from the holding company, the subsidiaries, the VIEs, and investors.
    - Please include quantitative disclosure regarding the transfer of cash to/from the holding company, the subsidiaries, the VIEs and investors.
    - Please include cross-references to the condensed consolidating schedule and the consolidated financial statements.
    - Please disclose, or cross-reference to the relevant section at the onset of Part 1 whether or not you have cash management policies that dictate how funds are transferred between the VIEs and your subsidiaries. If you have such policies, also cross reference to them within the index of China based risks to a more detailed description at the onset of Item 3.
    - Please disclose here, at the onset of Item 3, in the summary of risk factors section and the risks factor section that there is no assurance that the PRC government will not intervene or impose restrictions on the company's ability to transfer cash.

Item 3. Key Information, page 6

4. At the onset of Item 3, please revise your future filing to disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company's corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the

company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Be sure to address the following items:

- The diagram should show the structure of the company, including the domicile using dotted lines to show contractual relationships.
- The diagram should clearly identify the entity in which investors hold their interest and the entities in which the company's operations are conducted.

5. In future filings, please incorporate the following items:

- Please revise disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
- Pleases disclose whether you relied on the advice of counsel, and, if so, identify said counsel and include a consent of counsel in the exhibit index.

Item 3.D. Risk Factors, page 6

6. In future filings, please revise your risk factor section to begin with a summary/index of all China based issuer risks and related page numbers, after your introductory paragraph.

"We rely on contractual arrangements with our VIEs...", page 32

7. In future filings, please revise all statements referring to "direct ownership" in the VIEs to refrain from using the word "direct." For example, "contractual arrangements with the VIE, may not be as effective as ownership in providing operational control." Likewise, please refrain from using the terminology "our VIEs" where ever applicable, as the implied ownership is problematic. Rather just simply refer to "the VIEs."

"Judgments obtained against us by our shareholders...", page 48

8. In future filings, please revise to include a risk factor discussing the enforceability of civil liability provisions of the U.S. securities laws upon your China based directors and officers.

John Fei Zeng
UP Fintech Holding Ltd
April 8, 2022
Page 4

   You may contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364 if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         Division of Corporation Finance
         Office of Finance